August 22, 2017

Re:	Withdrawal Request AngioGenex, Inc. Registration Statement on Form 10-12G Filed June 28, 2017 File No. 000-26181

Ada D. Sarmento/ Erin Jaskot – Legal

Rolf Sundwall/ Angela Connell – Accounting

Division of Corporation Finance

Office of Healthcare & Insurance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Ladies and Gentlemen:

On June 28, 2017, AngioGenex Inc. (the “Company”) filed with the Securities and Exchange Commission (the "Commission") a Registration Statement on Form 10-12G (File No. 000-26181) (the "Registration Statement") under Section 12(g) of the Securities and Exchange Act of 1934, as amended (the “Exchange Act”).

The Company hereby respectfully requests immediate withdrawal of the Registration Statement. The Company is withdrawing the Registration Statement to avoid the automatic effectiveness of the Registration Statement sixty days after its initial filing pursuant to Section 12(g)(1) of the Exchange Act.

The Company will immediately file a replacement Registration Statement on Form 10-12G with the Commission, which will address the comments of the staff of the Commission.

If you have any questions regarding this matter, please do not hesitate to contact me at (646) 642-0701 or send fax correspondence to me at fax number (212) 644-9802.

Sincerely, /s/ Michael Strage Michael Strage

Cc:	Robert Benezra

Marty Murray